Exhibit 10.2

AKCEA THERAPEUTICS, INC.

October 21, 2019

Kyle Jenne

Chief Commercial Officer

Akcea Therapeutics, Inc.

22 Boston Wharf Road, 9th Floor

Boston, MA 02210

Re:	Severance and Equity Award Vesting Acceleration

Dear Kyle:

We are pleased to inform you that the Compensation Committee of the Board of Directors of Akcea Therapeutics, Inc. (the “Company”) has approved severance and vesting acceleration terms for you, which are described in this letter agreement (the “Agreement”). This Agreement will supersede and replace any prior agreements providing for severance benefits by and between you and the Company, including that certain Severance and Equity Award Vesting Acceleration Agreement between the Company and you dated March 5, 2019.

The vesting acceleration described in Section 2 below will apply to the following equity awards (collectively, the “Equity Awards”):

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your outstanding compensatory equity awards granted to you prior to the date hereof under the 2015 Equity Incentive Plan, as amended (the “2015 Plan”) that are subject to a time-based vesting schedule; and

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unless otherwise expressly provided by the Company at the time of grant, any future compensatory equity awards covering Company common stock, including awards of stock options, restricted stock, restricted stock units or other types of equity awards, as applicable, that the Company may grant to you in the future and that are subject to a time-based vesting schedule.

Capitalized terms used in this Agreement and not defined herein will have the meanings set forth in the applicable equity incentive plan. This Agreement amends the terms of the Equity Awards that have previously been granted to you and are currently outstanding. For purposes of clarity, any compensatory equity awards that are subject to performance-based vesting will not be “Equity Awards” hereunder and will only vest, if at all, in accordance with the terms of the applicable Plan and award agreement.

1. Severance. If you experience a Qualifying Termination (as defined below), then, provided you timely comply with the conditions described in Section 3:

(a) the Company will pay you an amount equal to your then current base salary (disregarding for this purpose, any reduction of your base salary that results in a termination of your employment for Good Reason) payable during the applicable Severance Period (less payroll deductions and withholdings), payable in a single lump-sum within 60 days after the date of your Qualifying Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, such payment will be made in the second calendar year;

(b) if you timely elect to continue coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay your COBRA premiums, and any applicable Company COBRA premiums, necessary to continue your then-current coverage until the earliest of (A) the end of the applicable Severance Period, (B) the expiration of your eligibility for the continuation coverage under COBRA and (C) the date you become eligible to enroll in a health insurance plan offered by another employer or entity. You agree to immediately notify the Company in writing of any such enrollment or eligibility for enrollment and the Company’s obligation to pay any COBRA premiums will immediately cease. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide the foregoing benefit without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide you with a taxable monthly amount (which amount will be based on the premium for the first month of COBRA coverage hereunder), which payments will be made regardless of whether you elect COBRA continuation coverage. If the Company elects to make such payments in lieu of paying such COBRA premiums, the payments will end on the earliest of the dates specified above; and

(c) if such Qualifying Termination occurs during the Change in Control Period, then the lump-sum payment described in (a) above will also include an amount equal to your target annual cash performance bonus for the year of termination multiplied by a fraction, the denominator of which will be 12 and the numerator of which will be the number of months in the applicable Severance Period.

2. Equity Award Vesting Acceleration.

(a) If, in connection with a Change in Control, (x) an Equity Award is assumed or continued by the successor or acquiror entity in such Change in Control or such Equity Award is substituted for a similar award of the successor or acquiror entity, and (y) you experience a Qualifying Termination within the Change in Control Period, then, provided you timely comply with the conditions described in Section 3 below, you will become vested, effective as of the date that is 60 days following the date of such Qualifying Termination (or, if later, the effective date of such Change in Control) with respect to 100 percent of any then unvested portion of any applicable Equity Award.

(b) If, in connection with a Change in Control, an Equity Award will terminate and will not be so assumed or continued by the successor or acquiror entity in such Change in Control or substituted for a similar award of the successor or acquiror entity, then, you will become vested, with respect to 100 percent of any then unvested portion of any applicable Equity Award, effective immediately prior to, but subject to the consummation of such Change in Control.

3. Conditions to Receipt of Severance and Equity Award Vesting Acceleration. In order to receive the severance and Equity Award vesting acceleration described in Sections 1 and 2(a), above, you must sign a separation agreement containing, among other provisions, a general release of claims in favor of the Company and related persons and entities, confidentiality, return of property and non-disparagement, in each case in a form and manner satisfactory to the Company (the “Separation Agreement and Release”) and the Separation Agreement and Release must become irrevocable, all within 60 days after your Qualifying Termination. In order to effect the provisions of this Section 3, any termination or forfeiture of any unvested Equity Awards eligible for acceleration of vesting pursuant to Section 2(a) above that otherwise would have occurred on or within 60 days after your Qualifying Termination will be delayed until the 60th day after the date of your Qualifying Termination (but, in the case of any stock option, not later than the expiration date of such stock option specified in the applicable option agreement) and will only occur to the extent such equity awards do not vest pursuant to Section 2(a) above and, for purposes of clarity, no additional vesting of any Equity Award will occur during such 60 day period.

4. Restrictive Covenants. In consideration of the benefits under this Agreement, you will sign Company’s Employee Confidential Information, Inventions Assignment, Non-Competition and Non-Solicitation Agreement.

5. Certain Definitions. For purposes of this Agreement, the following terms have the following meanings:

(a) “Cause” means: (i) any material breach of this Agreement or any other written agreement between you and the Company, if such breach causes material harm to the Company or reasonably threatens to cause such harm; (ii) any material failure to comply with the Company’s written policies or rules, as they may be in effect from time to time during your employment, if such failure causes material harm to the Company, and to the extent it is curable by you, is not cured within 30 days after written notice thereof is given to you by the Company; (iii) commission, conviction of, or a plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State; (iv) any willful, intentional or grossly negligent act having the effect of materially injuring (whether financially or otherwise) the business or reputation of the Company, which to the extent it is curable by you, is not cured within 30 days after written notice thereof is given to you by the Company; or (v) willful misconduct with respect to any of your material duties or obligations under this Agreement, which, to the extent it is curable is not cured within 30 days after written notice thereof is given to you by the Company.

(b) “Change in Control” means the sale of all or substantially all the assets of the Company; any merger, consolidation or acquisition of the Company with, by or into another corporation, entity or person; or any change in the ownership of more than 50% of the voting capital stock of the Company in one or more related transactions, provided, none of the following events will be a Change in Control: (1) acquisitions of capital stock directly from the Company for cash, whether in a public or private offering, (2) distributions of capital stock by the Company’s stockholders, (3) acquisitions of capital stock by or from any employee benefit plan or related trust, or (4) a merger the sole purpose of which is to change the Company’s name and/or state of incorporation.

(c) “Change in Control Period” means the period commencing on the effective date of a Change of Control and ending 12 months following such date.

(d) “Good Reason” means the occurrence of any of the following events without your consent; provided, that any resignation by you due to any of the following conditions will only be deemed for Good Reason if: (i) you give the Company written notice of the intent to terminate for Good Reason within 90 days following the first occurrence of the condition(s) that you believe constitutes Good Reason, which notice will describe such condition(s); (ii) the Company fails to remedy, if remediable, such condition(s) within 30 days following receipt of your written notice (the “Cure Period”) of such condition(s) from you; and (iii) you actually resign your employment within the first 15 days after expiration of the Cure Period: (a) a material reduction by the Company of your base salary as in effect immediately prior to the reduction; (b) a material reduction by the Company of your annual bonus target as in effect immediately prior to the reduction, provided a compensation plan change that affects similarly all employees at similar levels will not constitute Good Reason; (c) a material reduction in your authority, duties or responsibilities, provided a change in job title or reporting relationship without a reduction in your base salary or annual bonus target will not constitute Good Reason; or (d) relocation of the offices at which you are required to work to a location that would increase your one-way commute by more than 40 miles; provided, that a relocation to Boston, MA to work in the Company’s Boston office no later than December 31, 2020 (as set forth in your Offer Letter dated October 15, 2019) will not constitute Good Reason. Your death or disability will not constitute a without Cause termination or Good Reason resignation under this Agreement.

(e) “Qualifying Termination” means a termination of your Continuous Service (as defined in the 2015 Plan) either (x) by the Company without Cause or (y) by you with Good Reason. Termination of Continuous Service due to your death or Disability (as defined in the 2015 Plan) will not constitute a Qualifying Termination. For clarity, if you terminate your employment without Good Reason, and the Company unilaterally accelerates your date of termination in connection therewith, such acceleration will not result in a termination by the Company without Cause or a Qualifying Termination hereunder.

(f) “Severance Period” means 12 months, provided that the Severance Period will instead be 18 months to the extent that a Qualifying Termination occurs during the Change in Control period.

6. Section 409A. The payments and benefits under this Agreement are intended to qualify for an exemption from application of Section 409A of the Code (“Section 409A”) or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein will be interpreted accordingly. To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A, and to the extent that such payment or benefit is payable upon the termination of your employment, then such payments or benefits will be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred will be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). Notwithstanding anything in this Agreement to the contrary, if at the time of your separation from service, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you become entitled to under this Agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment will not be payable and such benefit will not be provided until the date that is the earlier of (A) six months and one day after your separation from service, (B) your death, or (C) such earlier date as permitted under Section 409A without imposition of adverse taxation. If any such delayed cash payment is otherwise payable on an installment basis, the first payment will include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments will be payable in accordance with their original schedule. The Company makes no representation or warranty and will have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy an exemption from, or the conditions of, Section 409A.

7. Parachute Payments. If any payment or benefit you would receive from the Company or otherwise in connection with a Change in Control or other similar transaction (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment (a “Payment”) will be equal to the Reduced Amount. The “Reduced Amount” will be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction will occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding the foregoing, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, will be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows: (A) as a first priority, the modification will preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without cause), will be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code will be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.

Unless you and the Company agree on an alternative accounting firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the change of control transaction triggering the Payment will perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change of control transaction, the Company will appoint a nationally recognized accounting firm to make the determinations required hereunder. The Company will bear all expenses with respect to the determinations by such accounting firm required to be made hereunder. The Company will use commercially reasonable efforts to cause the accounting firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within 15 calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this Section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you will promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of the first paragraph of this Section so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) in the first paragraph of this Section, you will have no obligation to return any portion of the Payment pursuant to the preceding sentence.

8. Miscellaneous. This Agreement sets forth the entire understanding between you and the Company with respect to the subject matter hereto and supersedes all prior oral and written agreements, promises and/or representations on that subject. This Agreement is not an agreement of employment and will not confer upon you any right to be retained by or in the employ of the Company and will not interfere in any way with the right of the Company to terminate your employment or service arrangement at any time or for any reason. This Agreement will be binding upon any surviving entity resulting from a Change in Control of the Company and upon any other person who is a successor by merger, acquisition, consolidation or otherwise to the business formerly carried on by the Company without regard to whether or not such person or entity actively assumes the obligations hereunder. The terms of this Agreement, and any action arising hereunder, will be governed by and construed in accordance with the domestic laws of the Commonwealth of Massachusetts without giving effect to any choice of law or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Massachusetts and you hereby expressly consent to the personal jurisdiction and venue of the state and federal courts located in the Commonwealth of Massachusetts for any lawsuit filed there against you by Company arising from or related to this Agreement.

Except as provided herein, all terms and conditions of your Equity Awards and any other written agreement between you and the Company remain in full force and effect and are not amended by this Agreement.

Please countersign below to acknowledge your receipt of this Agreement and your agreement to the terms described herein.

With best regards,

Akcea Therapeutics, Inc.

/s/ Damien McDevitt
Damien McDevitt, Ph.D.
Interim Chief Executive Officer

Acknowledged and agreed:

/s/ Kyle Jenne
Kyle Jenne

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